                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 3)

                             DETECTION SYSTEMS, INC.
                       (Name of Subject Company (Issuer))

                                ROBERT BOSCH GMBH
                       BOSCH SECURITY SYSTEMS CORPORATION
                      (Names of Filing Persons (Offerors))

                          COMMON STOCK, PAR VALUE $.05
                         (Title of Class of Securities)

                                    250644101
                      (CUSIP Number of Class of Securities)

                                DR. HEIKO CARRIE
                                ROBERT BOSCH GMBH
                              ROBERT BOSCH PLATZ 1
                          70839 GERLINGEN-SCHILLERHOEHE
                                     GERMANY
                         TELEPHONE: 011 49 711 811 6864

      (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                  Copies to:

                           BRIAN E. MCGUNIGLE, ESQ.
                            THOMAS J. DRAGO, ESQ.
                               COUDERT BROTHERS
                         1114 AVENUE OF THE AMERICAS
                        NEW YORK, NEW YORK 10036-7703
                          TELEPHONE: (212) 626-4400

                          CALCULATION OF FILING FEE

 TRANSACTION VALUATION* AMOUNT OF FILING FEE*
----------------------  ---------------------
    $124,919,433.15           $24,983.89
----------------------  ---------------------

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes that the Offerors purchase (i) the 6,729,015 shares of common stock of Detection Systems, Inc. currently outstanding at $18.00 per share (the "Offer Price") and (ii) pay to the holders of the currently outstanding options to purchase 500,285 shares of common stock of Detection Systems, Inc. the difference between the Offer Price and $10.41, the average exercise price of all such outstanding options. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[ ] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:  ......   N/A
Form or Registration No.:  ....   N/A
Filing Party: .................   N/A
Date Filed: ...................   N/A

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

[X] THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.
[ ] ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.
[ ] GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.
[X] AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

        This Amendment (as defined below) amends the statement on Schedule 13D, as amended, filed by Parent and the Purchaser with the Securities and Exchange Commission on December 20, 2000, with respect to the beneficial ownership of certain shares of Common Stock (the "Schedule 13D"). The Schedule 13D is incorporated herein by reference.

CUSIP No. 250644101
================================================================================
1.                NAME OF REPORTING PERSON
                  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ROBERT BOSCH GMBH
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a) [ ]
                                                                     (b) [X]

--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS: WC

--------------------------------------------------------------------------------
5.                CHECK BOX IF SCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  GERMANY
--------------------------------------------------------------------------------
NUMBER OF                          7.          SOLE VOTING POWER
SHARES                                         197,900
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH
                              --------------------------------------------------
                                   8.          SHARED VOTING POWER:
                                               1,725,354*

                              --------------------------------------------------
                                   9.          SOLE DISPOSITIVE POWER:
                                               197,900

                              --------------------------------------------------
                                   10.         SHARED DISPOSITIVE POWER:
                                               1,725,354*
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,923,254*
--------------------------------------------------------------------------------

12.               CHECK BOX IF THE AGGREGATE AMO IN ROW (11) EXCLUDES CERTAIN
                  SHARES                                                  [ ]

--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  24.45%*
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON: CO
================================================================================

* SEE ITEMS 5 AND 6 HERETO.

CUSIP No. 250644101
================================================================================
1.                NAME OF REPORTING PERSON
                  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  BOSCH SECURITY SYSTEMS CORPORATION
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a) [ ]
                                                                      (b) [X]

--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                SOURCE OF FUNDS: AF

--------------------------------------------------------------------------------
5.                CHECK BOX IF SCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
--------------------------------------------------------------------------------
6.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEW YORK
--------------------------------------------------------------------------------
NUMBER OF                          7.          SOLE VOTING POWER
SHARES                                         --
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON
WITH
                              --------------------------------------------------
                                   8.          SHARED VOTING POWER:
                                               1,725,354*
                              --------------------------------------------------
                                   9.          SOLE DISPOSITIVE POWER:
                                               --
                              --------------------------------------------------
                                   10.         SHARED DISPOSITIVE POWER:
                                               1,725,354*
--------------------------------------------------------------------------------
11.               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,725,354*

--------------------------------------------------------------------------------
12.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES                                                   [ ]
--------------------------------------------------------------------------------
13.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  21.94%*
--------------------------------------------------------------------------------
14.               TYPE OF REPORTING PERSON: CO
================================================================================

* SEE ITEMS 5 AND 6 HERETO.

         Item 5 (Interest in Securities of the Issuer) and Item 6 (Contracts, Arrangements, Understanding or Relationships with respect to Securities of the Issuer) of the Schedule 13D are hereby amended and supplemented by adding the following:

         "Pursuant to an agreement dated January 16, 2001, by and among the Purchaser, Mr. Lederer and the Rochester Area Community Foundation ("RACF"), Mr. Lederer has transferred (the "Transfer") 30,000 Shares (the "Transferred Shares") to RACF, and RACF has agreed to assume all of Mr. Lederer's rights and obligations under the Voting and Option Agreement with respect to the Transferred Shares. The staff (the "Staff") of the SEC has advised Parent and the Purchaser that, as a result of the Voting and Option Agreement, Parent and the Purchaser may be deemed to have formed a group with Messrs. Kostusiak and Lederer, the other parties to the Voting and Option Agreement, within the meaning of Section 13(d) of the Exchange Act. Under the Staff's position and Rule 13d-5(b)(1) under the Exchange Act, each member of such a group would be deemed to beneficially own all Shares owned by each other member of such group. Thus, under the Staff's position and as a result of the Transfer and the assumption by RACF of the rights and obligations of Mr. Lederer under the Voting and Option Agreement, Parent and the Purchaser would be deemed to also beneficially own the Transferred Shares and any other Shares owned by RACF. Parent and the Purchaser have no basis for knowing whether RACF beneficially owns any Shares other than the Transferred Shares. While Parent and the Purchaser do not agree with the Staff's position, Parent and the Purchaser are hereby reporting in accordance with the Staff's position that, as a result of the Voting and Option Agreement, such a group may have been deemed to have been formed for purposes of Section 13(d) of the Exchange Act and may include RACF. Parent and the Purchaser, however, disclaim beneficial ownership of any Shares (other than the Transferred Shares) beneficially owned by RACF pursuant to Rule 13(d)(4) of the Exchange Act."

         This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO dated December 20, 2000 (the "Schedule TO"), as amended by Amendment No. 1 filed on January 2, 2001, and Amendment No. 2 filed on January 16, 2001, relating to the Offer (as defined below) by Bosch Security Systems Corporation (the "Purchaser"), a New York corporation and wholly owned subsidiary of Robert Bosch GmbH, a limited liability company organized under the laws of Germany ("Parent"), to purchase all outstanding shares of common stock, par value $.05 per share (the "Shares"), of Detection Systems, Inc., a New York corporation (the "Company"), at a price of $18.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1) and (a)(2) to the Schedule TO, respectively (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

         All capitalized terms used in this Amendment shall have the meanings ascribed to such terms in the Schedule TO. The item numbers and responses thereto are in accordance with the requirements of Schedule TO.

ITEM 12.  EXHIBITS

         A. The Offer to Purchase annexed as Exhibit (a)(1) of the Schedule TO, as previously amended, is hereby further amended and supplemented as follows:

         1. SECTION 11 OF THE OFFER TO PURCHASE (pages 22-33) is hereby amended and supplemented by adding the following as a new paragraph after the final paragraph under the heading "Voting and Option Agreement":

                  "Pursuant to an agreement (the "Agreement") dated January 16, 2001, by and among the Purchaser, Mr. Lederer and the Rochester Area Community Foundation ("RACF"), Mr. Lederer has donated 30,000 of his Agreement Shares (the "Donated Agreement Shares") to RACF. The Agreement provides that RACF will assume all of Mr. Lederer's rights and obligations under the Voting and Option Agreement with respect to the Donated Agreement Shares."

         B. (d)(5)   Agreement dated January 16, 2001, by and among the
                     Purchaser, David B. Lederer and the Rochester Area
                     Community Foundation.

                                    SIGNATURE

                      After due inquiry and to the best of my knowledge and
                  belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ROBERT BOSCH GmbH


                                          By:    /s/ Georg Hanen
                                          -----------------------------------
                                          Name:  Georg Hanen
                                          Title: Senior Vice President


                                          By:    /s/ Dr. Heiko Carrie
                                          -----------------------------------
                                          Name:  Dr. Heiko Carrie
                                          Title: Senior Legal Counsel


                                          BOSCH SECURITY SYSTEMS CORPORATION


                                          By:     /s/ Gary Saunders
                                          -----------------------------------
                                          Name:  Gary Saunders
                                          Title: President

Dated: January 19, 2001

                                  Exhibit Index

         Exhibit No.       Exhibit Name

         (d)(5) Agreement dated January 16, 2001, by and among the Purchaser, David B. Lederer and the Rochester Area Community Foundation.